Exhibit 5.1

Squire Patton Boggs (US) LLP 201 E. Fourth Street, Suite 1900 Cincinnati, OH 45202 O +1 513 361 1200 F +1 513 361 1201 squirepattonboggs.com

January 29, 2026

The Board of Directors

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Re:	Old National Bancorp
5.768% Fixed-to-Floating Rate Subordinated Notes Due 2036

Ladies and Gentlemen:

We have acted as counsel to Old National Bancorp, an Indiana corporation (the “Company”), in connection with the issuance and sale by the Company of $450,000,000 million aggregate principal amount of 5.768% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”), pursuant to an indenture by and between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), dated as of January 29, 2026 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of January 29, 2026 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) by and between the Company and Trustee.

We have reviewed (i) the Registration Statement on Form S-3 (SEC File No. 333-272312) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the prospectus of the Company, dated May 31, 2023, as supplemented by the prospectus supplement, dated January 26, 2026, relating to the Notes, as filed with the SEC pursuant to Rule 424(b) under the Securities Act, (iii) the Indenture, (iv) the Underwriting Agreement, dated January 26, 2026, by and among the Company, , Keefe, Bruyette and Woods, Inc. and Morgan Stanley & Co. LLC, as representative of the several underwriters named on Schedule A thereto, (v) corporate proceedings of the Company relating to the issuance of the Notes, and (vi) such other documents and records and such matters of law and fact as we have deemed necessary or advisable to enable us to render this opinion. In connection with the issuance and sale of the Notes, the Company has also filed with the SEC two free writing prospectuses, each dated January 26, 2026 and pursuant to Rule 433 under the Securities Act.

In our examination, we have assumed, without verification, the genuineness of all signatures, the authenticity of all documents and instruments submitted to us as originals, and the conformity to the originals of all documents and instruments submitted to us as certified or conformed copies. The opinion expressed below is limited to the laws of the State of New York.

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Squire Patton Boggs (US) LLP

Old National Bancorp

January 29, 2026	Page 2 of 2

Based upon, and subject to, the foregoing, and subject to the limitations, qualifications and assumptions stated herein, we are of the opinion that, as of the date hereof, when the Notes have been duly authorized, executed, issued, and authenticated in accordance with the terms of the Indenture and delivered against payment therefor in the circumstances contemplated by the Underwriting Agreement, the Notes will be legally valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.

We hereby consent to the references to our firm under the captions “Legal Matters” in the prospectus supplement, dated January 26, 2026, and to the inclusion of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2026, which is incorporated by reference into the Registration Statement. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Respectfully submitted,

/s/ Squire Patton Boggs (US) LLP